
HUHTAMAKI
TAKING PACKAGING FURTHER


03024774

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

July 15, 2003

Re: Huhtamäki Oyj, File No. 82.2925

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 23 2003
WASH. D.C. 181 SECTION

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Release:

- Grantham, Mayo, Van Otterloo & Co. LLC's holding in Huhtamäki Oyj's shares

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Yours sincerely,

Mandi Alaterä
Communications Coordinator

dlw 7/24